UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2020
Commission File Number: 001-38607

ENDAVA PLC
(Translation of registrant’s name into English)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Endava Announces Results of Annual General Meeting

At the Annual General Meeting of Endava plc (the “Company”) held December 16, 2020, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders were duly proposed and passed. The results follow the recommendations that were made by the Board of Directors. All resolutions were proposed and approved on a poll. Details of each of the resolutions (which are more particularly described in the Notice of Annual General Meeting) are as follows:

	Ordinary Resolution	Votes For	%	Votes Against	%	Votes Total	Abstentions
1	To receive and adopt the Company’s annual accounts for the financial year ended 30 June 2020 and the associated reports of the Directors and auditors (the “2020 Annual Report and Accounts”).	201,107,217	100.00	61	0.00	201,107,278	27,934
2	To approve the remuneration report of the Directors set out on pages 35 to 55 (inclusive) of the 2020 Annual Report and Accounts.	194,768,306	97.05	5,918,385	2.95	200,686,691	358,521
3	To re-appoint KPMG LLP as auditors of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the Annual General Meeting of the Company to be held in 2021 and to authorise the Directors to fix the auditors’ remuneration.	201,041,183	100.00	3,013	0.00	201,044,196	1,016
4	To re-elect Mr. J Cotterell as a Director.	200,811,063	99.89	227,711	0.11	201,038,774	6,438
5	To re-elect Mr. M Thurston as a Director.	199,555,673	99.33	1,355,951	0.67	200,911,624	133,588
6	To re-elect Mr. A Allan as a Director.	199,890,166	99.61	792,513	0.39	200,682,679	362,533
7	To re-elect Mr. B Druskin as a Director.	200,654,453	99.95	102,936	0.05	200,757,389	287,823
8	To re-elect Mr. D Pattillo as a Director.	200,743,980	99.99	13,572	0.01	200,757,552	287,660
9	To re-elect Ms. S Connal as a Director.	200,743,169	99.99	14,562	0.01	200,757,731	287,481
10	To re-elect Mr. T Smith as a Director.	199,578,427	99.41	1,183,137	0.59	200,761,564	283,648

The full text of each resolution passed at the Annual General Meeting held on Wednesday, December 16, 2020 is set out in the Notice of Annual General Meeting, which is available for viewing on the Company's website at investors.endava.com/financials-and-filings/AGM.

The information contained in this report on Form 6-K is hereby expressly incorporated by reference into the Company’s registration statement on Form S-8 filed with the Securities and Exchange Commission ("SEC") on December 7, 2018 (File No. 333-228717), the Company’s registration statement on Form S-8 filed with the SEC on September 18, 2020 (File No. 333-248904 and the Company's registration statement on Form F-3 filed with the SEC on October 18, 2019 (File No. 333-229213).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: December 17, 2020	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer